UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : February 6, 2009	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice concerning Reduction in the Additional Paid-In Capital

Tokyo, February 6, 2009— The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU; President: Katsunori Nagayasu), resolved at a meeting of the Board of Directors to propose the reduction in the additional paid-in capital as stated below as the agenda at the extraordinary general meeting of shareholders to be held on March 2, 2009.

1.	Purpose for the Reduction in the additional paid-in capital

We intend to reduce the additional paid-in capital to ensure flexible and agile capital policies hereafter, which includes maintaining year-end dividend payment on the preferred shares or preferred securities and interest payments of perpetual subordinated debt.

2.	Amount of Reduction

1,776,317,126,045 yen.

(The aggregate amount of the shareholders’ equity will not be changed since the amount of the reduction will be transferred within capital surplus.)

3.	Schedule

(1)	Date of resolution at a meeting of the Board of Directors

February 6, 2009

(2)	Date of resolution at the general meeting of shareholders

March 2, 2009 (Schedule)

The reduction is scheduled to come into force in early March 2009 following the termination of the period for creditors to assert any objections.